UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*
TARGANTA THERAPEUTICS CORPORATION

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)
87612C100

(CUSIP Number)
DECEMBER 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	876 12C100

1	NAMES OF REPORTING PERSONS InterMune, Inc. — IRS # 94-3296648

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		3,138,114

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,138,114

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,138,114

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) This percentage is calculated based upon 20,969,257 shares of the Issuer's Common stock outstanding (as of November 15, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 15, 2007, plus 148,134 shares of Common Stock issuable under a fully-exercisable warrant owned by the Reporting Person.

Item 1.
	(a)	Name of Issuer:
Targanta Therapeutics Corporation

	(b)	Address of Issuer’s Principal Executive Offices:
222 Third Street, Suite 2300
Cambridge, Massachusetts 02142-1122

Item 2.
	(a)	Name of Person Filing:
InterMune, Inc.

	(b)	Address of Principal Business Office or, if none, Residence
3280 Bayshore Boulevard, Brisbane, CA 94005

	(c)	Citizenship:
InterMune, Inc. is a corporation organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities
Common Stock, $.0001 par value (the “Common Stock”)

	(e)	CUSIP Number
876 12C100

Item 3.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 876 12C100

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
3,138,114

(b)	Percent of class:
14.9% (1)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
3,138,114

(ii) Shared power to vote or to direct the vote
0

(iii) Sole power to dispose or to direct the disposition of
3,138,114

(iv) Shared power to dispose or to direct the disposition of
0
(1) This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of November 15, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 15, 2007, plus 148,134 shares of Common Stock issuable under a fully-exercisable warrant owned by the Reporting Person.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 876 12C100

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2008	InterMune, Inc.
	By:	/s/ Robin Steele
	Its:	Sr. Vice President and General Counsel